Exhibit 99.1
Mindray Medical International Limited Announces Shareholder Resolutions Adopted at 2009 Annual General Meeting
SHENZHEN, China, Dec. 18, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong on December 15, 2009.
At the meeting, Mindray Medical International’s shareholders approved the re-election of directors Mr. Xu Hang, Mr. Chen Qingtai, and Mr. Ronald Ede, each to serve a three-year term.
Mindray shareholders also ratified the appointment of PricewaterhouseCoopers as the company’s independent registered public accounting firm for the 2008 and 2009 fiscal years.
Additionally Mindray shareholders approved an amendment to increase by 6,000,000 the number of shares that may be delivered pursuant to awards granted under the Company’s 2006 Employee Share Incentive Plan; the new share limit shall be 21,000,000.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S.:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
Cathy Gao
Tel: +86-755-2658-2518
Email: cathy.gao@mindray.com